AS FILED ELECTRONICALLY WITH THE SECURITIES AND EXCHANGE COMMISSION ON July 15, 2014

1933 ACT FILE NO. 333-194602

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 2	☒

Pax World Funds Series Trust III

(Exact Name of Registrant as Specified in Charter)

30 Penhallow Street, Suite 400

Portsmouth, New Hampshire 03801

(Address of Principal Executive Offices) (Zip Code)

(800) 767-1729

(Registrant’s Area Code and Telephone Number)

Joseph F. Keefe
Pax World Management LLC
30 Penhallow Street, Suite 400
Portsmouth, New Hampshire 03801

(Name and Address of Agent for Service)

Copies of Communications to:

Gregory D. Sheehan, Esq.

Brian D. McCabe, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

This amendment to the registration statement on Form N-14 of Pax World Funds Series Trust III, Filed with the Commission on March 17, 2014 (File No. 333-194602), is being Filed solely to add exhibits to the registration statement.  There have been no changes to the proxy statement/prospectus or statement of additional information as filed by the Registrant pursuant to Rule 485(b) (File No. 333-194602) with the Commission on April 21, 2014.

PART C: OTHER INFORMATION

ITEM 15. INDEMNIFICATION

Article Five of the Bylaws of Registrant (“Article Five”) provides that the Registrant shall indemnify each of its trustees and officers, and each person who serves at the Registrant’s request as a director, officer, or trustee of another organization in which the Registrant has any interest as a shareholder, creditor, or otherwise, and the heirs, executors and administrators of each of them (“Covered Persons”).

The Registrant shall indemnify each Covered Person against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines or penalties, and counsel fees reasonably incurred by the Covered Person, in connection with the defense or disposition of any action, suit, or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which the Covered Person is or was involved as a party or otherwise or with which the Covered Person is or was threatened, while in office or thereafter, by reason of any alleged act or omission as a trustee or officer or by reason of his or her being or having been a Covered Person, except that:

(i) no Covered Person is entitled to indemnification with respect to any matter as to which he or she is finally adjudicated in any action, suit, or other proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Registrant; and

(ii) no Covered Person is entitled to indemnification against any liability to the Registrant or its Shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

As to any matter disposed of (whether by a compromise payment, pursuant to a consent decree, or otherwise) without an adjudication by a court, or by any other body before which the proceeding was brought, if it is determined that a Covered Person has not acted in good faith in the reasonable belief that his or her actions were in the best interests of the Registrant or is liable to the Registrant and its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office, the Registrant shall provide indemnification without regard for the conditions stated in sections (i) and (ii) in the preceding paragraph if: (a) approved, after notice that it involves such indemnification, by at least a majority of the trustees, who are neither “interested persons” of Registrant, as defined in Section 2(a)(19) of the 1940 Act (or who is exempted from being an “interested person” by rule, regulation, or order of the Securities and Exchange Commission), nor parties to the actions, suits, or other proceedings in question, (or another action, suit, or other proceeding on the same or similar grounds) is then or has been pending (“disinterested, non-party trustees”), acting on the matter (provided that a majority of the disinterested non-party trustees then in office act on the matter) upon a determination, based upon a review of readily available facts (as opposed to a full trial type inquiry) that the Covered Person has acted in good faith in the reasonable belief that his or her action was in the best interests of the Registrant and is not liable to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office; or (b) there has been obtained an opinion in writing of independent legal counsel, based upon a review of readily available facts (as opposed to a full trial type inquiry) to the effect that the Covered Person appears to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Registrant and that such indemnification would not protect the Covered Person against any liability to the Registrant to which the Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

Registrant shall pay the expenses, including counsel fees (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), incurred by a Covered Person in respect of any action, suit, or proceeding against which the Covered Person may be entitled to indemnification under Article Five, from time to time in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the Covered Person to repay to the Registrant amounts so paid if it is ultimately determined that indemnification of such expenses is not authorized under Article Five, if (i) the Covered Person has provided appropriate security for such undertaking, or (ii) the Registrant is insured against losses arising from any such advance payments, or (iii) either a majority of the disinterested, non-party trustees of Registrant acting on the matter (provided that a majority of the disinterested, non-party trustees then in office act on the matter), or independent legal counsel as expressed in a written opinion, determines, based on a review of readily-available facts (as opposed to a full trial type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification under Article Five. For purposes of the determination or opinion referred to in this section (iii), the majority of disinterested non-party trustees acting on the matter or independent legal counsel, as the case may be, shall afford the Covered Person a rebuttable presumption that the Covered Person has not engaged in willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the Covered Person’s office.

Any approval of indemnification pursuant to Article Five does not prevent the recovery from any Covered Person of any amount paid to such Covered Person in accordance with Article Five as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction to be liable to Registrant or its shareholders by reason of (a) not acting in good faith in the reasonable belief that such Covered Person’s action was in the best interests of Registrant or (b) to have been liable to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such Covered Person’s office.

Article Five also provides that its indemnification provisions are not exclusive and do not affect any other rights to which any Covered Person may be entitled. Nothing contained in Article Five affects any rights to indemnification to which personnel of the Registrant, other than Covered Persons, and other persons may be entitled by contract or otherwise under law, nor the power of the Registrant to purchase and maintain liability insurance on behalf of any such person.

The Trust has also entered into Indemnification Agreements with each of its Trustees and its chief compliance officer, a copy of which has been filed as an exhibit to this registration statement, establishing certain procedures with respect to the indemnification described above.

ITEM 16. EXHIBITS

(1) Charter of the Registrant

Agreement and Declaration of Trust of Registrant dated December 4, 2013. Incorporated by reference to the Registrant’s registration statement on Form N-1A filed on March 17, 2014.

(2) Bylaws

Bylaws of Registrant. Incorporated by reference to the Registrant’s registration statement on Form N-1A filed on March 17, 2014.

(3) Voting trust agreement affecting more than 5 percent of any class of equity securities

Not applicable.

(4) Agreement and Plan

Agreement and Plan of Reorganization dated May 28, 2014. Filed herewith.

(5) Instruments Defining Rights of Security Holders

Incorporated by reference to the following sections of the Agreement and Declaration of Trust listed above as Exhibit 16(1): Article III, Section 6, part (e); Article III, Sections 7-9; and Article V, Sections 1-6.

(6) Investment Advisory Contract

Investment Advisory Contract between Registrant, and Pax Ellevate Management LLC dated June 4, 2014. Filed herewith.

(7) Underwriting Contracts

(a) Distribution Agreement between Registrant and ALPS Distributors, Inc. Incorporated by reference to the Registrant’s registration statement on Form N-1A filed on March 17, 2014.

(8) Bonus or Profit Sharing Contracts

Not applicable.

(9) Custodian Agreements

Custodian Agreement between Registrant and State Street Bank and Trust Company. Incorporated by reference to the Registrant’s registration statement on Form N-1A filed on March 17, 2014.

(10) Rule 12b-1 Plans

(a) Distribution and Service Plan for Individual Investor Class Shares. Incorporated by reference to the Registrant’s registration statement on Form N-14 filed on March 17, 2014.

(11) Opinion of Counsel as to the Legality of Securities Being Registered

Opinion of Ropes & Gray. Incorporated by reference to the Registrant’s registration statement on Form N-14 filed on March 17, 2014.

(12) Opinion of Counsel as to Tax Matters

Opinion of Ropes & Gray. Filed herewith.

(13) Other Material Contracts

(a) Form of Transfer Agency Services Agreement between Registrant and Boston Financial Data Services, Inc. Incorporated by reference to the Registrant’s registration statement on Form N-1A filed on March 17, 2014.

(b) Form of Indemnification Agreement. Incorporated by reference to the Registrant’s registration statement on Form N-1A filed on March 17, 2014.

(14) Other Opinions

Consent of Ernst & Young, independent registered public accounting firm. Incorporated by reference to the Registrant’s registration statement on Form N-14 filed on April 21, 2014.

(15) Omitted Financial Statements pursuant to Item 14

Not applicable

(16) Power of Attorney

(a) Power of Attorney for Adrian Anderson, Carl Doerge, Jr., Cynthia Hargadon, Joseph Keefe, Louis Laucirica, John Liechty, Laurence Shadek, and Nancy Taylor. Incorporated by reference to the Registrant’s registration statement on Form N-14 filed on March 17, 2014.

(b) Power of Attorney for Sallie Krawcheck. Incorporated by reference to the Registrant’s registration statement on Form N-14 filed on April 21, 2014.

ITEM 17. UNDERTAKINGS

(1)                    The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)                    The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)                     The Registrant undertakes to file the opinion of counsel supporting the tax consequences of the proposed reorganization required by Item 16(12) through an amendment to this Registration Statement no later than a reasonable time after the closing of the transaction.

NOTICE

A copy of the Agreement and Declaration of Trust of Pax World Funds Series Trust III (the “Registrant”) is on file with the Secretary of the Commonwealth of Massachusetts and notice is hereby given that this instrument has been executed on behalf of the Registrant by officers of the Registrant as officers and by trustees of the Registrant as trustees and not individually, and the obligations of or arising out of this instrument are not binding upon any of the trustees, officers or shareholders individually, but are binding only upon the assets and property of the Registrant.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant in the City of Portsmouth and the State of New Hampshire, on this 15th day of July, 2014.

PAX WORLD FUNDS SERIES TRUST III (Registrant)

By:	/s/ JOSEPH F. KEEFE
Joseph F. Keefe
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Signature	Title	Date

/s/ Joseph F. Keefe
Joseph F. Keefe	Trustee, Chief Executive Officer	July 15, 2014
(Principal Executive Officer)

/s/ Alicia K. DuBois
Alicia K. DuBois	Treasurer (Principal Financial	July 15, 2014
and Accounting Officer)

Adrian P. Anderson*
Adrian P. Anderson	Trustee	July 15, 2014

Carl H. Doerge, Jr.*
Carl H. Doerge, Jr.	Trustee	July 15, 2014

Cynthia Hargadon*
Cynthia Hargadon	Trustee	July 15, 2014

Sallie Krawcheck*
Sallie Krawcheck	Trustee	July 15, 2014

Louis F. Laucirica*
Louis F. Laucirica	Trustee	July 15, 2014

John L. Liechty*
John L. Liechty	Trustee	July 15, 2014

Nancy S. Taylor*
Nancy S. Taylor	Trustee	July 15, 2014

*By:	/s/ Maureen Conley
Maureen Conley As Attorney-in-Fact July 15, 2014

EXHIBIT INDEX

Exhibit	Item

(4)	Agreement and Plan of Reorganization.

(6)	Investment Advisory Contract

(12)	Opinion of Counsel as to Tax Matters.